# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Saker Aviation Services, Inc., CIK 0001128281
CUSIP: 32025R104
Title of class of securities: Common Shares, par value $0.03 per share
Address of issuer's principal executive offices: 20 South Street, Pier 6 East River, New York, New York (NY), 10004
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-002912
Filed by CIK 0001616134

## Reporting persons
- Eriksen Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 60,056; shared voting power 0; sole dispositive power 110,916; shared dispositive power 0; aggregate amount beneficially owned 110,916 (11.2% of the class)

## Item 1. Issuer
Name of issuer: Saker Aviation Services, Inc.
Address of issuer's principal executive offices: 20 South Street, Pier 6 East River, New York, NY 10004

## Item 2. Person Filing
Name of person filing: Tim Eriksen of Eriksen Capital Management LLC
Address of principal business office or, if none, residence: 8695 Glendale Rd. Custer, WA 98240
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 110,916 shares, including (i) 49,136 shares held by Cedar Creek Partners LLC, a private investment partnership managed by the reporting person; (ii) 50,860 shares in separately managed accounts managed by Eriksen Capital Management; (iii) 8,375 shares held by Solitron Devices Inc.; and (iv) 2,545 shares held by Tim Eriksen.
Percent of class: 11.2
Sole power to vote or to direct the vote: 60,056
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 110,916
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Eriksen Capital Management LLC: /s/ Tim Eriksen, Tim Eriksen / Managing Member (01/10/2025)